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                                                                File No. 70-9317


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                AMENDMENT TO FORM U-1A APPLICATION-DECLARATION

                            ON FORM U-1A UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                          Interstate Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                       Wisconsin Power & Light Company
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                           Alliant Services Company
                          222 West Washington Avenue
                           Madison, Wisconsin 53703

                  (Names of companies filing this statement and
                    addresses of principal executive offices)


                          Interstate Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                    (Name of top registered holding company,
                     parent of each applicant or declarant)

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                              Erroll B. Davis, Jr.
                                  President and
                             Chief Executive Officer
                          Interstate Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                   (Names and addresses of agents for service)

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

              Barbara J. Swan                          M. Douglas Dunn
              General Counsel                    Milbank, Tweed, Hadley & McCloy
         Interstate Energy Corporation             One Chase Manhattan Plaza
         222 West Washington Avenue                 New York, New York 10005
        Madison, Wisconsin 53703-0192





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     The Applicants hereby amend and supplement their Application-Declaration on Form U-1 in File No. 70-9317 as follows:

1. ITEM 1, under "Description of Proposed Transactions" Section, insert the following at the end of the first paragraph:

    Wisconsin Power and Light Company ("WP&L") requests that the Securities and Exchange Commission reserve jurisdiction over WP&L'S participation in the Money Pool system until such time as the Public Service Commission of Wisconsin (the "PSCW") issues an order relating to this matter (see also
    Item 4, "Regulatory Approval," below).


2. ITEM 1, under "Reporting" Section, in the first paragraph delete the second sentence, which reads:

    Services will administer the Utility Money Pool on an "at cost" basis and may administer the Non-Utility Money Pool on a different cost basis.

    And replace this sentence with the following sentence:

    Services will administer both the Utility Money Pool and the Non-Utility Money Pool on an "at cost" basis.

3. ITEM 4, "Regulatory Approval," insert the following at the end of the first paragraph:

    As mentioned in Item 1 above, WP&L requests in this Application-Declaration that the Commission reserve jurisdiction over WP&L's participation in the Money Pool system until such time as the PSCW issues an order relating to this matter.



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                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date:    December 17, 1998



                                     Interstate Energy Corporation


                                     By:     /s/ Erroll B. Davis, Jr.
                                             -------------------------
                                                 Erroll B. Davis, Jr.
                                                 President and Chief Executive
                                                   Officer


                                     Wisconsin Power & Light Company


                                     By:     /s/ Erroll B. Davis, Jr.
                                             -------------------------
                                                 Erroll B. Davis, Jr.


                                     Alliant Services Company


                                     By:     /s/ Erroll B. Davis, Jr.
                                             -------------------------
                                                 Erroll B. Davis, Jr.